

04036872



Pernod Ricard

PRESS RELEASE

Paris, France   **6 September 2004**

Share buy back

In accordance with the authorisation given at the Shareholders' meeting of 17 May 2004, Pernod Ricard states that the share buy back process has started.

As per September 2004, 1,569,293 shares have been bought back at an average price of €101.54. Among them, 569,293 are intended for a future stock option plan.

For more information, please contact:

Francisco de la VEGA, Communications VP,   Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,   Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,   Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16 – SOCIETE ANOMYME AU CAPITAL DE 218 500 651,10 €
TELEPHONE : 01 41 00 40 95 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943